SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes to KT Corporation’s Share Ownership in KTF and Olive9

Shares of KTF owned by KT Corporation and its specially related entities:

Reporting Date		Reporting entity		Ownership of common shares and stock options		Ownership of common shares
		Entity	Number of specially related entities	Number of common shares and shares subject to stock options*	Ownership ratio (%)	Number of common shares*	Ownership ratio (%)
Previous reporting date	August 23, 2006	KT Corporation	15	121,252,525	60.14	120,842,125	60.06
Current reporting date	December 28, 2006	KT Corporation	14	122,740,013	62.59	122,329,613	62.51
Change				1,487,488	2.45	1,487,488	2.45

*	Includes shares of KTF owned by KT Corporation’s specially related entities, including 20,176,309 shares held by NTT DoCoMo, Inc. NTT DoCoMo, Inc. is KTF’s partner in strategic alliance.

Shares of Olive9 owned by KT Corporation:

Reporting Date		Reporting entity		Ownership of common shares and warrants		Ownership of common shares
		Entity	Number of specially related entities	Number of common shares and shares subject to warrants *	Ownership ratio (%)	Number of common shares **	Ownership ratio (%)
Previous reporting date	None	—	—	—	—	—	—
Current reporting date	December 28, 2006	KT Corporation	1	13,054,088	29.19	12,796,357	28.78
Change				13,054,088	29.19	12,796,357	28.78

*	Including 4,046,357 common shares and 257,731 shares subject to warrants owned by Dae Hwa Koh, the chief executive officer of Olive9. Mr. Koh has delegated his voting rights to KT Corporation.
**	Including 4,046,357 common shares owned by Dae Hwa Koh, the chief executive officer of Olive9. Mr. Koh has delegated his voting rights to KT Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2007

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director